Exhibit 99.1

Kingsway Reports Net Income of $41.7 Million in Second Quarter

President’s Message to Shareholders

On behalf of the Board of Directors, I am pleased to report Kingsway’s financial results for the second quarter ended June 30, 2007 in U.S. dollars.  The Company reported net income of $41.7 million for the quarter or $0.74 per share diluted, an increase of 4% over the same quarter last year.  Details of our results for the second quarter and year to date are included in the Management’s Discussion and Analysis and Consolidated Financial Statements which are attached.

We are pleased with the performance of our Canadian subsidiaries for the quarter and year to date, with each reporting an underwriting profit and increased levels of investment income.  Each of our Canadian subsidiaries reported estimated favourable reserve development on unpaid claims recorded at the beginning of the year, however, they prudently did not release this prior period reserve surplus to earnings and instead continued to strengthen their balance sheet provision for unpaid claims.

We reported overall favourable reserve development for the quarter, however, we are disappointed with the underwriting results of certain of our U.S. subsidiaries so far this year.  The underwriting results of Lincoln General, although much improved in this quarter, have had a major negative impact on overall underwriting profitability.  However, Kingsway’s other U.S. subsidiaries collectively reported an underwriting profit for the quarter and the year to date.  Mendota Insurance Company, which we acquired during the quarter, also made a profitable contribution to the results despite absorbing certain non-recurring transition costs. We continue to experience a significant increase in investment income as a result of the increasing yield on our fixed income portfolio, with U.S. interest rates continuing to be higher than comparable Canadian rates.

Kingsway’s annualized return on equity was 17.3% for the quarter and 13.0% year to date, and our book value per share has grown by 10% since the beginning of the year illustrating the strength and diversification of our operations.

At the present time, industry conditions in both Canada and the U.S. are characterized by competitive pricing, modestly rising claims costs and other inflationary pressure on employee and other expenses.  As a result, the industry combined ratios are deteriorating.  With investment yields remaining low by historical measure we expect that the industry return on equity will continue to decline, but still exceed the growth in premium revenue in 2007.

We have mandated that all of our subsidiaries continue to price to our target levels of underwriting profitability which has led to a modest decline in our overall premium volumes over the last few quarters.  Our profitability has led to growth in our capital base which we have used to complete accretive acquisitions which have expanded our distribution platform in the United States and also to repurchase our stock.  The Mendota acquisition is an example of this strategy and it has added approximately 6,000 agency locations to our distribution network.  We will maintain our disciplined pricing approach while continuing to further build our strong capital base so we are able to take advantage of the opportunities of the firming insurance market.

Dividend

I am pleased to announce that your Board of Directors have declared a quarterly dividend of C$0.075 per common share, payable on September 28, 2007 to shareholders of record on September 14, 2007.

Conference Call and Webcast

An archived copy of the audio webcast is accessible through our website at http://www.kingsway-financial.com.

Sincerely,

William G. Star,
President & Chief Executive Officer
August 2, 2007

Financial Summary and Highlights:

	Quarter to June 30:			6 months to June 30:
(in millions of dollars except per share amounts)	2007	2006	Change	2007	2006	Change

Gross Premiums Written	$525.2	$532.5	(1%)	$1,004.6	$1,039.7	(3%)
Underwriting Profit (Loss)	(3.7)	9.7	(139%)	(24.5)	26.1	(194%)
Investment Income	33.8	32.4	4%	65.4	59.0	11%
Net Realized Gains	30.8	11.0	180%	39.9	9.4	323%
Operating Earnings	20.6	33.2	(38%)	32.5	63.1	(48%)
Net Income	41.7	40.2	4%	61.4	69.1	(11%)
Diluted Earnings Per Share	0.74	0.71	4%	1.09	1.21	(10%)
Book Value Per Share				17.77	15.54	14%
Combined Ratio	100.8%	97.9%	(2.9%)	102.7%	97.0%	(5.7%)
Return on Equity (Annualized)	17.3%	18.9%	(1.6%)	13.0%	16.5%	(3.5%)

•
Net income in the quarter increased 4% to $41.7 million compared to $40.2 million in Q2 last year, and for the first half of the year was $61.4 million compared to $69.1 million for the same period last year.  Increased levels of investment income and net realized gains for the quarter and year to date were offset by underwriting losses from our U.S. operations.

•
Operating earnings declined 38% to $20.6 million in the quarter and by 48% to $32.5 million for the first half of 2007 as a result of the underwriting loss from the U.S. operations which was partially offset by increased investment income in both the three and six month periods.

•	Diluted earnings per share increased by 4% to $0.74 for the quarter compared to $0.71 for the second quarter of 2006.

•	Annualized return on equity was 17.3% for the quarter compared to 18.9% in Q2 last year and was 13.0% for the first half of 2007.

•
The combined ratio was 100.8% in the quarter which produced an underwriting loss of $3.7 million compared to an underwriting profit of $9.7 million in the second quarter last year.  The loss ratio improved to 69.3% primarily as a result of the Canadian operations and the expense ratio increased to 31.5% due to increased professional fees, litigation expenses, mix of business in Canada and increased costs attributable to the assigned risk business.

•	Investment income, excluding net realized gains, increased by 4% to $33.8 million compared to $32.4 million for the same quarter of 2006, and for the year to date increased by 11% to $65.4 million.

•	The fair value of the investment portfolio per share increased 10% since the beginning of the year to $60.49.

•
Net unrealized gains on the common share investment portfolio increased from $37.5 million at the beginning of the year to $52.7 million at June 30, 2007, after gains of $47.4 million realized on this portfolio during the first half of 2007.

•	Net estimated favourable reserve development of $1.4 million in the quarter.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2007 and 2006
(U.S. dollars)

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the second quarter of fiscal 2007 and 2006; with the MD&A set out on pages 14 to 55 in the Company’s 2006 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the second quarter of fiscal 2007 and the notes to the audited consolidated financial statements for fiscal 2006 set out on pages 66 to 80 of the Company’s 2006 Annual Report.

The Company’s financial results are reported in U.S. dollars.  Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Non-GAAP Financial Measures

The Company uses both GAAP and certain non-GAAP financial measures to assess performance.  Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies.  Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios.  These terms are defined in the glossary of terms section beginning on page 86 of the 2006 Annual Report.  Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, Kingsway has historically included costs such as corporate office expenses and excluded premium finance revenues which may be included by other public companies in the calculation of their expense and combined ratios.  Readers are therefore cautioned when comparing combined ratios of different companies as they may not have been calculated on a consistent basis.

The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares.  The Company uses operating earnings which are calculated as net income excluding after-tax net realized gains and losses on investments to assess the profitability of its operations.  A reconciliation of net income to operating earnings is presented in the section titled ‘Operating Earnings’.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2007 and 2006
(U.S. dollars)

Premiums

	Quarter to June 30:			6 Months to June 30:
(in millions of dollars)	2007	2006	Change	2007	2006	Change

Gross Premiums Written
Canada	$169.5	$188.2	(10%)	$285.5	$315.2	(9%)
U.S.	355.7	344.3	3%	719.1	724.5	(1%)
Total	$525.2	$532.5	(1%)	$1,004.6	$1,039.7	(3%)
Net Premiums Written
Canada	$162.7	$183.3	(11%)	$272.5	$304.0	(10%)
U.S.	326.7	319.0	2%	661.0	674.3	(2%)
Total	$489.4	$502.3	(3%)	$933.5	$978.3	(5%)
Net Premiums Earned
Canada	$133.2	$148.5	(10%)	$250.9	$282.6	(11%)
U.S.	340.8	307.7	11%	641.3	600.6	7%
Total	$474.0	$456.2	4%	$892.2	$883.2	1%

Both U.S. and Canadian operations experienced declines in written premiums as market conditions remain competitive.  Mendota Insurance which was acquired April 1, 2007, reported gross premiums written of $41.1 million in the quarter and $45.9 million of net premiums earned.  Excluding the impact of Mendota, gross premiums written and net premiums earned declined by 9% and  6%, respectively in the quarter.  U.S. operations represented 68% of gross premiums written in the quarter (72% year to date), compared with 65% in the same quarter (70% year to date) last year.  Non-standard automobile, trucking, and commercial automobile premiums represented 31%, 22% and 18%, respectively, of gross premiums written for the year compared with 26%, 31% and 15% last year.  Mendota Insurance writes primarily non-standard automobile insurance which partially accounts for the increase in the percentage of non-standard automobile compared to the prior year.

Investment Income

	Quarter to June 30:			6 months to June 30:
(in millions of dollars)	2007	2006	Change	2007	2006	Change

Investment Income	$33.8	$32.4	4%	$65.4	$59.0	11%

The increase in investment income in the quarter and year to date is due primarily to the reinvestment of maturing fixed income securities at higher rates due to the rising interest rate environment. Also contributing to the increased income is the growth in the portfolio of approximately $100 million as a result of the acquisition of Mendota Insurance Company and its subsidiaries. The cost based yield on the fixed income portfolio increased to 4.7% (4.8% using market based yield) compared to 4.4% for the second quarter of last year. The cost based yield (market based yield) represents the total interest income before expenses divided by the average amortized cost base (fair value) of fixed income securities held in the portfolio during the period.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2007 and 2006
(U.S. dollars)

Net Realized Gains

The table below presents a summary of the net realized gains (losses) for the current quarter and year to date with comparative figures:

	Quarter to June 30:			6 months to June 30:
(in millions of dollars)	2007	2006	Change	2007	2006	Change

Fixed Income	$(1.8)	$(4.3)	59%	$(1.6)	$(6.4)	75%
Equities	34.4	16.1	113%	42.0	18.3	130%
Capital Assets	-	-	-	5.4	-	100%
Impairments	(1.8)	(0.8)	(121%)	(5.9)	(2.5)	(137%)
Total	$30.8	$11.0	180%	$39.9	$9.4	323%

The increase in net realized gains in the current quarter includes a gain of $17.7 million on an investment in the Canadian portfolio which was the subject of a completed takeover. These gains have been partially offset by realized losses on the fixed income portfolio and writedowns on securities deemed to be other than temporarily impaired.

Underwriting Results

	Quarter to June 30:		6 months to June 30:
(in millions of dollars)	2007	2006	2007	2006

Underwriting Profit (Loss)
Canada	$5.5	$8.9	$11.4	$16.1
U.S.	(9.2)	0.8	(35.9)	10.0
Total	$(3.7)	$9.7	$(24.5)	$26.1
Combined Ratio
Canada	95.9%	94.0%	95.4%	94.3%
U.S.	102.7%	99.7%	105.6%	98.3%
Total	100.8%	97.9%	102.7%	97.0%
Expense Ratio
Canada	34.6%	28.6%	35.2%	30.0%
U.S.	30.2%	27.5%	28.7%	27.8%
Total	31.5%	27.9%	30.4%	28.5%
Loss Ratio
Canada	61.3%	65.4%	60.2%	64.3%
U.S.	72.5%	72.2%	76.9%	70.5%
Total	69.3%	70.0%	72.3%	68.5%

The Canadian operations had strong favourable development in the quarter and year to date, however, they have continued to increase the level of incurred but not reported (IBNR) in the current year and did not release prior year reserve surpluses into earnings.  The Canadian operations claims ratio has improved in the quarter and year to date as a result of claims closure ratios in excess of 100% compared to new claims and a lower intake of the number of claims due to reduced policies in force.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2007 and 2006
(U.S. dollars)

The U.S. operations claims ratio has been impacted this quarter and year to date by estimated unfavourable reserve development, primarily as a result of the trucking and general liability lines of business at Lincoln General, of $13.9 million ($5.3 million in Q2 last year) in the quarter and $61.4 million year to date ($5.5 million first half of 2006).  Excluding the underwriting results at Lincoln General, the other U.S. subsidiaries reported a claims ratio of 69.0% and a combined ratio of 96.4% in the quarter and a combined ratio of 96.5% for the first half of 2007.  The U.S. operations have increased the level of IBNR by 5% since the beginning of the year.

	Quarter to June 30:		6 months to June 30:
(in millions of dollars)	2007	2006	2007	2006
Favourable (unfavourable) change in estimated unpaid claims for prior accident years (note 1):
Canada	$12.1	$0.4	$17.6	$1.3
U.S.	(10.7)	(5.0)	(55.4)	(3.0)
Total	$1.4	$(4.6)	$(37.8)	$(1.7)
As a % of net premiums earned (note 2):
Canada	(9.1%)	(0.3%)	(7.0%)	(0.5%)
U.S.	3.1%	1.6%	8.6%	0.5%
Total	(0.3%)	1.0%	4.2%	0.2%
As a % of unpaid claims (note 3):
Canada			(2.2%)	(0.2%)
U.S.			4.9%	0.3%
Total			1.9%	0.1%

Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results
Note 2 - Increase (decrease) in current financial year reported combined ratio
Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

Expenses
The overall expenses have increased in the quarter and year to date 2007 due to increased professional fees, litigation expenses, the acquisition of Mendota and the increased operating costs of the assigned risk business.  The expense ratio for Canadian operations has increased in the quarter and year to date due to a change in the mix of business as commercial lines represented a larger portion of net premiums earned and, although general and administrative expenses have been relatively stable over the last few quarters, earned premium has declined.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2007 and 2006
(U.S. dollars)

Interest Expense
Interest expense in the second quarter of 2007 was $9.7 million ($17.9 million year to date), compared to $7.6 million for the second quarter of 2006 ($14.8 million year to date) reflecting the increase in the amount of floating rate debt due to the acquisitions of Mendota Insurance and the renewal rights of the assigned risk business from the Robert Plan Corporation.

Income Taxes
Income taxes for the second quarter of 2007 were $8.5 million (a recovery of $0.3 million year to date) or 17% of income before income taxes, as a result of losses recognized in our U.S. domiciled subsidiaries and the fully taxable status of our Canadian subsidiaries. This compares with a tax charge of $5.3 million or 12% for the same quarter last year ($10.6 million or 13% of income before income taxes for the first half of last year).

Net Income and Earnings Per Share
Net income increased by 4% in the second quarter to $41.7 million (decreased 11% to $61.4 million year to date), compared to $40.2 million in the second quarter of last year ($69.1 million year to date 2006).  Diluted earnings per share were $0.74 for the quarter ($1.09 year to date) compared to $0.71 for the second quarter of 2006 ($1.21 year to date 2006).

Operating Earnings
Operating earnings are calculated as net income excluding after-tax net realized gains and losses on investments to assess the profitability of the operations.

	Quarter to June 30:			6 months to June 30:
(in millions of dollars except per share amounts)	2007	2006	Change	2007	2006	Change

Net Income	$41.7	$40.2	4%	$61.4	$69.1	(11%)
Net realized gains after tax:
Net realized gains before tax	30.8	11.0	180%	39.9	9.4	323%
Tax effect on realized gains	9.7	4.0	142%	11.0	3.4	214%
	21.1	7.0	202%	28.9	6.0	387%
Operating earnings	20.6	33.2	(38%)	32.5	63.1	(48%)
Average outstanding shares diluted (in millions)	56.0	56.9	(2%)	56.2	57.0	(1%)
Operating earnings per share	0.37	0.59	(37%)	0.58	1.11	(48%)

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2007 and 2006
(U.S. dollars)

Balance Sheet
The table below shows a review of selected categories from the balance sheet reported in the financial statements at the end of Q2 2007 compared to December 31, 2006.

	As at
(in millions of dollars)	June 30, 2007	December 31, 2006	Change
Assets
Investments	$3,239.0	$2,929.1	11%
Accounts receivable and other assets	376.0	318.3	18%
Income taxes recoverable	10.9	2.0	440%
Future income taxes	89.2	75.2	19%
Capital assets	129.1	108.1	19%
Goodwill and intangible assets	114.1	90.9	26%

Liabilities
Bank indebtedness	163.3	52.1	213%
Unearned premiums	801.2	682.5	17%
Unpaid claims	2,107.7	1,939.4	9%

Shareholders’ Equity	988.5	901.0	10%
Book value per share	17.77	16.12	10%

Investments:
Since December 31, 2006 investments have increased by 11%. This increase is primarily due to the adoption of fair value accounting of investments designated as available for sale, the acquisition of Mendota Insurance Company and its subsidiaries and the impact of the appreciation in the U.S. dollar value of our Canadian dollar investment portfolio.

The fair value of the investment portfolio including cash increased 9% to $3.37 billion, compared to $3.09 billion as at December 31, 2006.  The fair value of the investment portfolio including cash increased 10% to $60.49 per common share at June 30, 2007 compared to $55.21 at December 31, 2006.

The table below summarizes the fair value by contractual maturity of the fixed income investment portfolio, which includes term deposits and bonds, split between Canadian and U.S. operations:

Maturity Profile:
	Canadian Operations	U.S. Operations	Total
Due in less than one year	41.2%	18.0%	26.3%
Due in one through five years	30.6%	47.8%	41.7%
Due in five through ten years	25.3%	25.8%	25.6%
Due after ten years	2.9%	8.4%	6.4%

Total	100.0%	100.0%	100.0%

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2007 and 2006
(U.S. dollars)

Net unrealized gains on the total investment portfolio were $13.2 million or $0.24 per share outstanding at June 30, 2007, as compared to net unrealized gains of $26.5 million or $0.47 per share outstanding at December 31, 2006.  Net unrealized gains on the common shares portfolio were $52.7 million or $0.95 per share outstanding at June 30, 2007 compared to $37.5 million or $0.67 per share outstanding at December 31, 2006.

Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of our fixed income investments by $82.8 million at June 30, 2007, representing 3.1% of the $2.69 billion fair value fixed income investment portfolio.

The following table summarizes the composition of the fair value of the fixed income investment portfolio at the dates indicated, by rating as assigned by Standard & Poor’s (‘S&P’) or Moody’s Investors Service:

Credit rating profile:
	As at June 30, 2007	As at December 31, 2006
AAA/Aaa	54.8%	54.0%
AA/Aa	23.8%	24.1%
A/A	16.8%	17.8%
BBB/Baa	2.7%	2.8%
Below BBB/Baa	1.9%	1.3%

Total	100.0%	100.0%

As at June 30, 2007 the investment portfolio did not include any collateralized debt obligations. The investment portfolio has an exposure of approximately $8 million to the sub-prime mortgage market in the U.S. through home equity loan asset backed securities rated AAA by S&P.

Accounts receivable and other assets:
Accounts receivable and other assets increased by 18% to $376 million, primarily as a result of the acquisition of Mendota Insurance Company.

Income taxes recoverable:
Income taxes recoverable increased as a result of the timing of tax payments.

Future income taxes:
Future income taxes increased due to tax losses recognized by the U.S. operations which can be utilized in future periods.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2007 and 2006
(U.S. dollars)

Capital assets:
Capital assets increased as a result of the completion of the new corporate head office in Mississauga which was partially offset by the disposition of the previous head office building.

Goodwill and intangible assets:
Goodwill and intangible assets increased by $23.2 million in the first six months as a result of the acquisitions of Mendota Insurance Company and the assigned risk business from the Robert Plan Corporation.

Bank indebtedness:
Bank indebtedness increased from $52.1 million at December 31, 2006 to $163.3 million.  During the year the Company borrowed approximately $40 million to partially finance the acquisition of Mendota Insurance Company, which closed on April 1, 2007, and $35 million to acquire the renewal rights and fund the operating costs of the assigned risk business acquired from the Robert Plan Corporation.

Unearned premiums:
Unearned premiums increased 17% since December 31, 2006 of which 7% of the increase is the result of the acquisition of Mendota Insurance Company and the balance of the increase relates to normal seasonal impact of motorcycle and taxi business.

Unpaid claims:
The following table presents a summary of the provision for unpaid claims by line of business:

(in millions of dollars)
Line of Business	June 30, 2007	December 31, 2006

Non - Standard Automobile	$550.4	$475.3
Standard Automobile	132.4	126.4
Commercial Automobile	229.0	220.8
Trucking	761.3	734.9
Motorcycle	114.4	102.8
Property & Liability	257.3	228.9
Other	62.9	50.3

Total	$2,107.7	$1,939.4

The provisions for unpaid claims increased by 9% to $2.11 billion compared to $1.94 billion at the end of 2006 as a result of the acquisition of Mendota Insurance and increases in the level of reserves at Lincoln General.  At June 30, 2007 the provision for unpaid claims comprised case reserves for individual claims which increased 8% to $1.26 billion ($1.17 billion at year end) and a provision for IBNR claims which increased 9% to $842.7 million ($770.2 million at year end).

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2007 and 2006
(U.S. dollars)

Book value per share:
Book value per share increased by 10% to $17.77 from $16.12 as at December 31, 2006.  This increase is partially due to the adoption of the new financial instruments accounting standard and currency fluctuations. As a result of the new standard, the investments classified as available for sale were marked to market on January 1, 2007. This adjustment, net of tax, increased the book value per share by $0.32, and $0.60 for currency translation for the year to date.

Contractual Obligations
Information concerning contractual obligations as at June 30, 2007 is shown below:

Payments Due by Period (in millions of dollars)
	2007	2008	2009	2010	2011	Thereafter	Total
Bank indebtedness	$163.3	-	-	-	-	$-	$163.3
Senior unsecured debentures	73.2	-	-	-	-	120.1	193.3
Subordinated indebtedness	-	-	-	-	-	87.4	87.4
Loan payable	-	-	-	-	-	66.2	66.2
Total	$236.5	-	-	-	-	$273.7	$510.2

For further details on the Company’s long term debt and interest obligations, refer to note 7 - Subsequent Events of the accompanying financial statements and note 13 of the Company’s 2006 audited consolidated financial statements and pages 41 to 44 of the 2006 Annual Report which sets out the Company’s contractual obligations as at December 31, 2006.

Liquidity and Capital Resources
During the six months ended June 30, 2007, the net cash flow from operating activities was $18.8 million.  The Company believes that the cash generated from the operating activities will be sufficient to meet its ongoing cash requirements, including interest payment obligations and dividend payments.

During the six months ended June 30, 2007, the Company repurchased and cancelled 321,400 common shares under the normal course issuer bid for a total purchase price of $6.1 million at an average price of $18.79 (Cdn$21.98).

As at June 30, 2007 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries. Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at June 30, 2007 the MCT of our Canadian subsidiaries are well in excess of the target MCT level, with MCT margins ranging between 238% and 298% and aggregate available capital of approximately $126 million in excess of required capital.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2007 and 2006
(U.S. dollars)

In the United States, a risk based capital (RBC) formula is used by the National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at June 30, 2007 Lincoln General had an RBC ratio of 183% and we have taken measures to increase this ratio to over 200%.  The RBC ratios of our other U.S. subsidiaries range between 421% and 1,266% and have aggregate available capital of approximately $143 million in excess of required capital.

Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at June 30, 2007 the capital maintained by Kingsway Reinsurance Corporation was approximately $349 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $71 million in excess of regulatory requirements.

Off-Balance Sheet Financing
The Company entered into an off-balance sheet transaction through the Kingsway Linked Return of Capital Trust transaction that was completed on July 14, 2005 which is more fully described in Note 13(d) of the 2006 audited consolidated financial statements and page 43 of the 2006 Annual Report.  The Company has one other off-balance sheet financing arrangement as described on page 43 of the 2006 Annual Report.

Summary of Quarterly Results
The following table presents our financial results over the previous eight quarters.

	2007		2006				2005
(in millions of dollars except per share)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross premiums written	$525.2	$479.4	$409.1	$483.9	$532.5	$507.2	$439.3	$452.3
Net premiums earned	474.0	418.2	425.0	458.3	456.2	427.0	445.4	461.4
Total revenue	538.6	458.9	466.6	498.2	499.5	452.0	478.5	495.6
Net income	41.7	19.6	16.8	37.4	40.2	28.9	35.9	31.3
Earnings per share
Basic	0.75	0.35	0.30	0.67	0.71	0.51	0.64	0.55
Diluted	0.74	0.35	0.30	0.66	0.71	0.51	0.63	0.55

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2007 and 2006
(U.S. dollars)

Supplementary Financial Information

Financial Strength Indicators:

Some of the key indicators of the Company’s financial strength are as follows:

	June 30, 2007	December 31, 2006
Rolling four quarter calculations:
Net premiums written to estimated statutory surplus ratio	1.4x	1.6x
Interest coverage ratio	4.9x	5.9x
Total bank and senior debt to capitalization ratio	28.2%	24.2%

Selected Financial Information expressed in thousands of Cdn. dollars, except for per share amounts

The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet.   Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

(in millions of dollars except per share amount)	Quarter to June 30:		6 months to June 30:
	2007	2006	2007	2006
Gross premiums written	$576.6	$5 97.4	$1,138.1	$1,183.1
Net premiums earned	520.4	511.8	1,010.4	1,004.8
Net income	45.3	44.9	68.3	78.3
Earnings per share - diluted	0.81	0.79	1.22	1.37
Underwriting profit (loss)	(4.2)	10.9	(28.4)	29.8
Book value per share			18.93	17.35

Outlook

The Company’s 2006 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading Risks Factors in the Management’s Discussion and Analysis section.  These factors and events have, for the most part, remained substantially unchanged.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2007 and 2006
(U.S. dollars)

Disclosure Controls and Procedures

Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators.  Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the annual filings are being prepared.

Internal Controls over Financial Reporting

Management of the Company is responsible for designing internal controls over financial reporting for the
Company as defined under Multilateral Instrument 52-109 issued by the Canadian Securities  Administrators.  Management has designed such internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward Looking Statements

This shareholders report (including the President’s Message to Shareholders and Management’s Discussion and Analysis) includes “forward looking statements” that are subject to risks and uncertainties.  For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2006 Annual Report under the heading Risk Factors in the Management’s Discussion and Analysis section.  The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.kingsway-financial.com.  The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except for per share amounts)

(Unaudited)	Quarter to June 30:		6 months to June 30:
	2007	2006	2007	2006

Gross premiums written	$525,245	$532,489	$1,004,599	$1,039,732

Net premiums written	$489,356	$502,323	$933,477	$978,295

Revenue:
Net premiums earned	$474,042	$456,196	$892,231	$883,211
Investment income	33,815	32,377	65,371	58,952
Net realized gains	30,754	10,975	39,870	9,434
	538,611	499,548	997,472	951,597
Expenses:
Claims incurred	$328,652	$319,279	$644,706	$605,171
Commissions and premiums taxes	92,978	86,218	164,142	169,016
General and administrative expenses	56,162	40,963	107,841	82,922
Interest expense	9,731	7,646	17,950	14,810
Amortization of intangibles	876	-	1,752	-
	488,399	454,106	936,391	871,919
Income before income taxes	50,212	45,442	61,081	79,678
Income taxes (recovery)	8,496	5,268	(276)	10,622
Net Income	$41,716	$40,174	$61,357	$69,056

Earnings per share:
Basic:	$0.75	$0.71	$1.10	$1.22
Diluted:	$0.74	$0.71	$1.09	$1.21
Weighted average shares outstanding (in ‘000s):
Basic:	55,620	56,325	55,709	56,393
Diluted:	56,016	56,872	56,193	56,951

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	June 30 2007 (unaudited)	Dec. 31 2006
ASSETS
Cash and cash equivalents	$126,156	$129,706
Investments	3,239,024	2,929,090
Accrued investment income	28,653	28,365
Accounts receivable and other assets	376,014	318,332
Due from reinsurers and other insurers	236,505	208,090
Deferred policy acquisition costs	180,286	158,527
Income taxes recoverable	10,901	2,017
Future income taxes	89,232	75,212
Capital assets	129,130	108,149
Goodwill and intangible assets	114,060	90,850
	$4,529,961	$4,048,338
LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Bank indebtedness	$163,335	$52,149
Loans payable	66,222	66,222
Accounts payable and accrued liabilities	122,395	124,760
Unearned premiums	801,204	682,452
Unpaid claims	2,107,668	1,939,363
Senior unsecured debentures	193,327	191,930
Subordinated indebtedness	87,341	90,500
	3,541,492	3,147,376
SHAREHOLDERS’ EQUITY
Share capital Issued and outstanding number of common shares 55,629,094 - June 30, 2007 55,884,525 - December 31, 2006	327,199	328,473

Contributed surplus	6,144	5,352
Retained earnings	610,251	560,126
Accumulated other comprehensive income [1]	44,875	7,011
	988,469	900,962
	$4,529,961	$4,048,338

1Refer to note 2 for impact of new accounting policies related to financial instruments

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars)

	Quarter to June 30:		6 months to June 30:
(Unaudited)	2007	2006	2007	2006
Share capital
Balance at beginning of period	$326,430	$331,206	$328,473	$331,470
Issued during the period	769	690	1,047	1,588
Repurchased for cancellation	-	(2,378)	(2,321)	(3,540)
Balance at end of period	327,199	329,518	327,199	329,518
Contributed surplus
Balance at beginning of period	$5,571	$3,503	$5,352	$3,237
Stock option expense	573	469	792	735
Balance at end of period	6,144	3,972	6,144	3,972
Retained earnings
Balance at beginning of period	$572,452	$483,795	$560,126	$460,050
Net income for the period	41,716	40,174	61,357	69,056
Common share dividends	(3,917)	(3,156)	(7,491)	(6,203)
Repurchase of shares for cancellation	-	(3,619)	(3,741)	(5,709)
Balance at end of period	610,251	517,194	610,251	517,194
Accumulated other comprehensive income [1]
Balance at beginning of period	$35,048	$8,509	$7,011	$9,958
Cumulative effect of adopting new accounting policies	-	-	17,672	-
Other comprehensive income	9,827	12,863	20,192	11,414
Balance at end of period	44,875	21,372	44,875	21,372
Total shareholders’ equity at end of period	$988,469	$872,056	$988,469	$872,056

1Refer to note 2 for impact of new accounting policies related to financial instruments

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars)

	Quarter to June 30:		6 months to June 30:
(Unaudited)	2007	2006	2007	2006
Comprehensive income
Net income	$41,716	$40,174	$61,357	$69,056
Other comprehensive income, net of income taxes:
Change in unrealized gains on available-for-securities:
Unrealized losses arising during the period,net of income taxes	(7,865)		(3,907)
Recognition of realized gains to netincome, net of income taxes	(12,364)	-	(9,251)	-
Unrealized gains on translating financial statements of self-sustaining foreign operations	30,056	12,863	33,350	11,414
Other comprehensive income	9,827	12,863	20,192	11,414
Comprehensive income	$51,543	$53,037	$81,549	$80,470

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of U.S. dollars)

	Quarter to June 30:		6 months to June 30:
(Unaudited)	2007	2006	2007	2006
Cash flows from operating activities
Net income	$41,716	$40,174	$61,357	$69,056
Items not affecting cash:
Amortization	3,533	1,867	6,432	3,909
Future and current income taxes	2,332	6,734	(14,759)	1,676
Net realized (gains) losses	(30,754)	(10,975)	(39,870)	(9,434)
Amortization of bond premiums and discounts	(1,417)	(2,617)	(3,412)	(1,331)
Net change in other non-cash balances	67,009	66,310	44,572	40,398
	82,419	101,493	54,320	104,274
Cash flows from financing activities
Increase in share capital	769	690	1,047	1,588
Repurchase of common shares for cancellation	-	(5,997)	(6,062)	(9,249)
Dividends paid	(3,917)	(3,156)	(7,491)	(6,203)
Increase in bank indebtedness and loans payable	(7)	(3,206)	106,944	8,946
	(3,155)	(11,669)	94,438	(4,918)
Investing activities
Purchase of investments	(1,199,988)	(938,427)	(2,190,614)	(1,742,427)
Proceeds from sale of investments	1,130,102	835,769	2,101,411	1,626,566
Financed premiums receivable, net	(10,896)	(2,928)	(7,595)	3,611
Acquisitions, net of cash acquired	(26,823)	-	(40,683)	-
Net change to capital assets	(14,752)	(16,140)	(14,827)	(23,757)
	(122,357)	(121,726)	(152,308)	(136,007)
Net change in cash and cash equivalents	(43,093)	(31,902)	(3,550)	(36,651)
Cash and cash equivalents at beginning of period	169,249	106,285	129,706	111,034
Cash and cash equivalents at end of period	$126,156	$74,383	$126,156	$74,383

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

1.	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2006 except for the changes in accounting policies as noted below.  These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006 as set out on pages 61 to 80 of the Company’s 2006 Annual Report.  The results of the operations for the interim periods are not necessarily indicative of the full-year results.

2.	Change in Accounting policies

On January 1, 2007, the Company adopted CICA Handbook Section 3855 Financial Instruments - Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

2.	Change in Accounting policies (continued)

Under adoption of these new standards, as at January 1, 2007 the Company classified all its investment securities as available-for-sale, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Bank indebtedness, accounts payable and accrued liabilities, long-term debt and capital lease obligations are classified as other financial liabilities, which are measured at amortized cost.

As required, except to classify unrealized foreign currency translations gains / losses on net investments in self-sustaining foreign operations under the new caption accumulated other comprehensive income (loss), prior periods have not been restated. As a result of these new standards, the following adjustments were made to our balance sheet on January 1, 2007:

Balance sheet category (000’s)	January 1, 2007 increase

Investments	$26,470
Future income taxes	8,798
Accumulated other comprehensive income (after-tax impact)	17,672

3.	Stock-based compensation

As reported on pages 70 and 71 of the Company’s 2006 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors.  During the second quarter 2007, the Company recorded $573,000 ($792,000 year to date) of stock-based compensation expense included in employee compensation expense.

Per share weighted average fair value of options granted during 2007 and 2006 was C$5.34 and C$6.88, respectively.  The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at June 30
	2007	2006

Risk-free interest rate	4.11%	4.02%
Dividend yield	1.30%	1.02%
Volatility of the expected market price of the Company’s common shares	25.2%	31.4%
Expected option life (in years)	3.7	3.5

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable.  As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

4.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services.  The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries.  At the present time, other insurance related services are not significant.  Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

	Three months ended June 30, 2007
	Canada	United States	Corporate and other	Total
Gross premiums written	$169,494	$355,751	$-	$525,245
Net premiums earned	133,225	340,817	-	474,042
Investment income (loss)	13,564	21,072	(821)	33,815
Net realized gains	23,856	6,898	-	30,754
Interest expense	-	7,632	2,099	9,731
Amortization of capital assets	499	1,223	750	2,472
Amortization of intangible assets	-	876	-	876
Net income tax expense (recovery)	9,379	(5,957)	5,074	8,496
Net income (loss)	32,251	16,164	(6,699)	41,716

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

4.	Segmented information (continued)

	Three months ended June 30, 2006
	Canada	United States	Corporate and other	Total
Gross premiums written	$188,187	$344,302	$-	$532,489
Net premiums earned	148,532	307,664	-	456,196
Investment income (loss)	14,243	18,277	(143)	32,377
Net realized gains (losses)	11,680	(705)	-	10,975
Interest expense	-	5,702	1,944	7,646
Amortization of capital assets	764	736	(43)	1,457
Net income tax expense	9,616	(6,274)	1,926	5,268
Net income (loss)	25,227	18,917	(3,970)	40,174

	Six months ended June 30, 2007
	Canada	United States	Corporate and other	Total
Gross premiums written	$285,549	$719,050	$-	$1,004,599
Net premiums earned	250,927	641,304	-	892,231
Investment income (loss)	26,719	39,601	(949)	65,371
Net realized gains	25,331	14,539	-	39,870
Interest expense	-	13,977	3,973	17,950
Amortization of capital assets	847	2,466	1,129	4,442
Amortization of intangible assets	-	1,752	-	1,752
Net income tax expense (recovery)	11,370	(19,611)	7,965	(276)
Net income (loss)	48,018	22,140	(8,801)	61,357
Capital assets	$58,275	$59,783	$11,072	$129,130
Goodwill and intangible assets	8,627	105,433	-	114,060
Total assets	1,868,407	2,625,910	35,644	4,529,961

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

4.	Segmented information (continued)

	Six months ended June 30, 2006
	Canada	United States	Corporate and other	Total
Gross premiums written	$315,226	$724,506	$-	$1,039,732
Net premiums earned	282,646	600,565	-	883,211
Investment income (loss)	25,259	33,928	(235)	58,952
Net realized gains (losses)	11,056	(1,622)	-	9,434
Interest expense	-	11,169	3,641	14,810
Amortization of capital assets	1,039	1,581	347	2,967
Net income tax expense	12,007	(5,682)	4,297	10,622
Net income (loss)	40,718	36,858	(8,520)	69,056
Capital assets	$37,222	$51,410	$3,978	$92,610
Goodwill and intangible assets	8,235	61,611	-	69,846
Total assets	1,552,361	2,468,553	27,677	4,048,591

5.	Investments

	June 30, 2007
	Amortized cost	Fair value

Term deposits	$385,751	$384,574
Bonds:
Government	400,639	396,080
Corporate	1,937,344	1,904,585
Preferred shares	8,635	7,618
Common shares	413,528	466,221
Financed premiums	79,946	79,946

	$3,225,843	$3,239,024

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2007 and 2006
(Unaudited – tabular amounts in thousands of U.S. dollars)

5.	Investments (continued)

	December 31, 2006
	Amortized cost	Fair value

Term deposits	$379,574	$379,128
Bonds:
Government	332,058	333,231
Corporate	1,783,228	1,771,480
Common shares	366,702	404,193
Financed premiums	67,528	67,528

	$2,929,090	$2,955,560

6.	Acquisitions

On April 1, 2007 the Company acquired 100% of the voting shares of Mendota Insurance Company (‘Mendota’) whose primary business is non-standard automobile insurance.  This transaction includes Mendota’s wholly owned subsidiaries, Mendakota Insurance Company and Mendota Insurance Agency, Inc.  The earnings of Mendota have been included in the statement of operations from April 1, 2007.

The purchase price has not yet been finalized as it is subject to the completion of an independent audit. Based on the estimated balance sheet compiled as at the closing date by the seller, the purchase price has been estimated to be approximately $53.7 million.  The Company has recorded preliminary goodwill of approximately $10.0 million but as the final purchase price has not yet been determined, the Company is evaluating certain intangible assets and the allocation of the purchase price is subject to amendment once the independent audit is complete.

7.	Subsequent event:

On July 10, 2007, the Company and its newly formed wholly-owned subsidiary, Kingsway 2007 General Partnership, announced the closing of the public offering of C$100 million principal amount of 6% senior unsecured debentures.  The yield on the debentures to maturity is 6.044%.

The net proceeds of the offering of approximately C$99.2 million will be used to provide additional capital to Kingsway and its subsidiaries and also to repay short-term borrowings outstanding under its revolving credit facility.